UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 8-K

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CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 31, 2006



Alliance One International, Inc.
(Exact name of registrant as specified in its charter)

Virginia	**001-13684**	**54-1746567**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

8001 Aerial Center Parkway
Morrisville, NC 27560-8417
(Address of principal executive offices)

(919) 379-4300
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Alliance One International, Inc.

ITEM 8.01   Other Events

Alliance One International, Inc. (the "Company") has entered into a non-binding letter of intent to sell its ownership interest in Compania General de Tabacos de Filipinas, S.A. (CdF), the owner of the Company's dark air-cured tobacco business. The purchase price for CdF will be based on CdF's net asset value as of the closing date, as determined by an audit of CdF's financial statements. The non-binding letter of intent specifies that at least 75% of the purchase price shall be paid in cash, with the remainder paid in the form of a promissory note. The Company anticipates closing will occur on or about March 31, 2006.

Consummation of the transactions contemplated by the non-binding letter of intent is subject to the negotiation and execution of a final purchase agreement, buyer's completion of its due diligence review of CdF, the Company and Buyer obtaining several consents from regulatory authorities and third parties necessary to complete the transaction, buyer obtaining the necessary financing to complete the transaction and other customary conditions. Accordingly, there can be no assurance that the Company will be able complete the transaction on the terms outlined in the letter of intent or at all.

This Current Report on Form 8-K contains forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in the section titled "Factors that May Affect Future Results" in our Annual Report on Form 10-K for the year ended March 31, 2005 and under the heading of "Risk Factors" listed from time to time in the Company's filings with the Securities and Exchange Commission.

Alliance One International, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 31, 2006   Alliance One International, Inc.
                                                          Registrant

                                                          By: /s/ James A. Cooley
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                                                          Executive Vice President - Chief Financial Officer